Index supplement to the prospectus dated April 13, 2023, the prospectus supplement dated April 13, 2023, the product supplement no. 4-I dated April 13, 2023 and the underlying supplement no. 5-I dated April 13, 2023.

Registration Statement Nos. 333-270004 and 333-270004-01
Dated January 9, 2024
Rule 424(b)(3)

JANUARY 2024

MerQube US Tech+ Vol Advantage Index

J.P.Morgan

PERFORMANCE UPDATE

The MerQube US Tech+ Vol Advantage Index (the "Index") attempts to provide a dynamic rules-based exposure to the underlying asset to which the Index is linked (the "Underlying Asset"), while targeting a level of implied volatility, with a maximum exposure to the Underlying Asset of 500% and a minimum exposure to the Underlying Asset of 0%. Following a consultation with market participants conducted by MerQube (the "Index Sponsor") to solicit feedback on potential changes to the Underlying Asset, the Index Sponsor has announced that, effective on or about February 9, 2024 (the "Amendment Effective Date"), the Underlying Asset will cease to be an unfunded rolling position in E-Mini Nasdaq-100 futures (the "Futures Contracts") and will instead be an unfunded position in the Invesco QQQ Trust℠, Series 1 (the "QQQ Fund"), calculated as the excess of the total return of the QQQ Fund over a notional financing cost. The Index Sponsor has requested any feedback from market participants in respect of the Amendment Effective Date to be provided by January 31, 2024.

The Index is subject to a 6.0% per annum daily deduction, and beginning on the Amendment Effective Date, the deduction of a notional financing cost.

The Index was established on June 22, 2021.

Levels are published on Bloomberg using the ticker MQUSTVA.

Hypothetical and actual historical performance: Dec 2013 through Dec 2023


850
650
450
250
50
MerQube US Tech+ Vol Advantage Index
Nasdaq-100 Index®
Backtested
Actual
Dec-13
Dec-15
Dec-17
Dec-19
Dec-21
Dec-23

Please see the footnotes at the bottom of this page and "Backtesting" on the following page for information on backtested performance and proxies.

Hypothetical and actual historical returns and volatilities: Dec 2013 through Dec 2023

	1 Year Return	3 Year Return (Annualized)	5 Year Return (Annualized)	10 Year Return (Annualized)	10 Year Volatility (Annualized)
MerQube US Tech+ Vol Advantage Index	67.74%	5.63%	23.61%	18.54%	31.22%
Nasdaq-100 Index®	53.81%	9.29%	21.59%	16.70%	21.79%

Historical exposure at end-of-day: Oct 2023 through Dec 2023

December 2023

Period	Exposure
12/01	221.84%
12/08–12/14	203.55%
12/15–12/21	250.77%
12/22–12/28	209.12%
12/29	234.07%

November 2023

Period	Exposure
11/01–11/02	130.79%
11/03–11/09	197.12%
11/10–11/16	190.02%
11/17–11/22	212.81%
11/24–11/30	241.92%

October 2023

Period	Exposure
10/02–10/05	163.37%
10/06–10/12	168.09%
10/13–10/19	144.56%
10/20–10/26	142.52%
10/27–10/31	130.79%

Hypothetical and actual historical monthly and annual returns: Jan 2014 through Dec 2023

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Year
2014	-5.51%	10.97%	-7.35%	-1.98%	10.71%	8.24%	2.88%	11.56%	-3.03%	0.65%	12.36%	-10.32%	28.79%
2015	-7.51%	14.58%	-9.79%	0.69%	5.49%	-5.73%	5.72%	-17.96%	-4.47%	21.17%	-2.96%	-5.50%	-11.86%
2016	-13.93%	-3.87%	12.09%	-7.39%	10.28%	-8.77%	17.90%	2.45%	1.59%	-4.92%	-1.96%	-1.07%	-2.22%
2017	11.95%	15.25%	4.16%	2.96%	12.10%	-7.52%	9.42%	4.32%	-2.99%	12.47%	5.13%	-1.64%	84.72%
2018	22.65%	-8.29%	-11.95%	-0.65%	9.50%	2.14%	4.06%	12.54%	-2.07%	-15.19%	-2.12%	-11.61%	-7.39%
2019	11.79%	4.92%	5.24%	13.01%	-16.43%	12.24%	1.90%	-5.97%	-0.45%	7.94%	10.26%	9.22%	62.25%
2020	7.64%	-9.33%	-4.28%	12.28%	5.82%	4.77%	8.32%	15.09%	-6.33%	-4.30%	9.26%	6.26%	50.88%
2021	-1.19%	-3.04%	1.32%	8.06%	-3.00%	12.03%	4.99%	8.08%	-11.79%	15.93%	2.71%	-1.49%	33.83%
2022	-15.70%	-5.11%	4.56%	-16.54%	-1.99%	-11.35%	13.36%	-8.01%	-11.92%	3.07%	5.46%	-13.28%	-47.49%
2023	14.00%	-1.98%	9.08%	-0.38%	14.25%	9.11%	5.91%	-4.95%	-11.20%	-4.10%	16.79%	10.68%	67.74%

Historical performance measures for the Index represent hypothetical backtested performance through June 21, 2021 (labeled "Backtested" in the chart above); and actual performance from June 22, 2021 through December 29, 2023 (labeled "Actual" in the chart above).

The hypothetical backtested and historical levels presented herein have not been verified by J.P. Morgan, and hypothetical historical levels have inherent limitations. PAST PERFORMANCE AND BACKTESTED PERFORMANCE ARE NOT INDICATIVE OF FUTURE RESULTS. Please see the Disclaimer on the following page.

Investing in the notes linked to the Index involves a number of risks. See "Selected Risks" on page 2 of this document, "Risk Factors" in the relevant product supplement and underlying supplement and "Selected Risk Considerations" and "Annex A—Supplemental Risk Factors Relating to the Index" in the relevant pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this document or the accompanying product supplement, underlying supplement, prospectus supplement or prospectus. Any representation to the contrary is a criminal offense.

The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

JANUARY 2024 | MerQube US Tech+ Vol Advantage Index

J.P.Morgan

Selected Risks

- Our affiliate, J.P. Morgan Securities LLC ("JPMS"), coordinated with the Index Sponsor in the development of the Index.
- The level of the Index will include a 6.0% per annum daily deduction.
- The level of the Index will include the deduction of a notional financing cost.
- The Index Sponsor may adjust the Index in a way that affects its level, and the Index Sponsor has no obligation to consider your interests.
- The Index may not approximate its target volatility.
- The Index is subject to risks associated with the use of significant leverage.
- The Index may be significantly uninvested.
- An investment linked to the Index will be subject to risks associated with non-U.S. securities.
- The Index may not be successful or outperform any alternative strategy that might be employed in respect of the underlying asset to which the Index is linked.
- The Index, which was established on June 22, 2021, has a limited operating history and may perform in unanticipated ways.

Risks Relating to the E-Mini Nasdaq-100 futures (the "Futures Contracts")*

- The Index may be adversely affected if later Futures Contracts have higher prices than an expiring Futures Contract included in the Index.
- The Futures Contracts do not reflect "total returns."
- The Index is subject to significant risks associated with Futures Contracts, including volatility.
- Suspension or disruptions of market trading in the Futures Contracts included in the Index may adversely affect the value of investments linked to the Index.
- The official settlement price and intraday trading prices of the relevant Futures Contracts included in the Index may not be readily available.
- Changes in the margin requirements for the Futures Contracts included in the Index may adversely affect the value of investments linked to the Index.

Risks Relating to the Invesco QQQ Trust℠, Series 1 (the "QQQ Fund")

- The QQQ Fund is subject to management risk.
- The performance and market value of the QQQ Fund, particularly during periods of market volatility, may not correlate with the performance of the QQQ Fund's underlying index as well as the net asset value per share.

** These risks will apply to the Index only until the Amendment Effective Date.*

The risks identified above are not exhaustive. You should also review carefully the related "Risk Factors" section in the prospectus supplement and the relevant product supplement and underlying supplement and "Selected Risk Considerations" and "Annex A—Supplemental Risk Factors Relating to the Index" in the relevant pricing supplement.

Disclaimer

The information contained in this document is for discussion purposes only. Any information relating to performance contained in these materials is illustrative and no assurance is given that any indicative returns, performance or results, whether historical or hypothetical, will be achieved. These terms are subject to change, and J.P. Morgan undertakes no duty to update this information. This document shall be amended, superseded and replaced in its entirety by a subsequent preliminary pricing supplement and/or pricing supplement, and the documents referred to therein. In the event any inconsistency between the information presented herein and any such preliminary pricing supplement and/or pricing supplement, such preliminary pricing supplement and/or pricing supplement shall govern.

Backtesting: Hypothetical backtested performance measures have inherent limitations. Alternative modelling techniques might produce significantly different results and may prove to be more appropriate. Past performance, and especially hypothetical back-tested performance, is not indicative of future results. This type of information has inherent limitations and you should carefully consider these limitations before placing reliance on such information.

Use of hypothetical backtested returns
Any backtested historical performance and weighting information included herein is hypothetical. The constituent may not have traded in the manner shown in the hypothetical backtest of the Index included herein, and no representation is being made that the Index will achieve similar performance. The hypothetical historical levels presented herein have not been verified by an independent third party, and such hypothetical historical levels have inherent limitations. There are frequently significant differences between hypothetical backtested performance and actual subsequent performance. The results obtained from backtesting information should not be considered indicative of the actual results that might be obtained from an investment in notes referencing the Index. J.P. Morgan provides no assurance or guarantee that notes linked to the Index will operate or would have operated in the past in a manner consistent with these materials. The hypothetical historical levels presented herein have not been verified by an independent third party, and such hypothetical historical levels have inherent limitations. Alternative simulations, techniques, modeling or assumptions might produce significantly different results and prove to be more appropriate. Actual results will vary, perhaps materially, from the hypothetical backtested returns and allocations presented in this document. HISTORICAL AND BACKTESTED PERFORMANCE AND ALLOCATIONS ARE NOT INDICATIVE OF FUTURE RESULTS.

In addition, the Invesco QQQ Trust℠, Series 1 (the "QQQ Fund") will replace the E-Mini Nasdaq-100 futures (the "Futures Contracts") as the underlying asset to which the MerQube US Tech+ Vol Advantage Index® (the "Index") is linked (the "Underlying Asset") on or about February 9, 2024 (the "Amendment Effective Date"). No assurance can be provided that the QQQ Fund will be an appropriate substitute for the Futures Contracts. This replacement may adversely affect the performance of the Index and the value of the notes, as the QQQ Fund, subject to a notional financing cost, may perform worse, perhaps significantly worse, than the Futures Contracts. The Index lacks any operating history with the QQQ Fund as the Underlying Asset prior to the Amendment Effective Date and may perform in unanticipated ways. Investors in the notes should bear this difference in mind when evaluating the hypothetical back-tested performance shown in this document.

The 10 Year Volatility (Annualized) on the previous page is a measure of market risk, calculated as of the square root of two hundred and fifty-two (252) multiplied by the sample standard deviation of the daily logarithmic returns of each applicable index or portfolio (considering only days for which levels are available for all three) over the preceding 10 years.

Investment suitability must be determined individually for each investor, and notes linked to the Index may not be suitable for all investors. This material is not a product of J.P. Morgan Research Departments.

Neither MerQube, Inc. nor any of its affiliates (collectively, "MerQube") is the issuer or producer of any investment linked to the Index referenced herein and MerQube has no duties, responsibilities, or obligations to investors in such investment. The Index is a product of MerQube and has been licensed for use by JPMS ("Licensee") and its affiliates. Such index is calculated using, among other things, market data or other information ("Input Data") from one or more sources (each a "Data Provider"). MerQube® is a registered trademark of MerQube, Inc. These trademarks have been licensed for certain purposes by Licensee, including use by Licensee's affiliate in its capacity as the issuer of investments linked to the Index. Such investments are not sponsored, endorsed, sold or promoted by MerQube, any Data Provider, or any other third party, and none of such parties make any representation regarding the advisability of investing in such product(s) nor do they have any liability for any errors, omissions, or interruptions of the Input Data, Index or any associated data.

Copyright © 2024 JPMorgan Chase & Co. All rights reserved. For additional regulatory disclosures, please consult: www.jpmorgan.com/disclosures. Information contained on this website is not incorporated by reference in, and should not be considered part of, this document. This monthly update document replaces and supersedes all prior written materials of this type previously provided with respect to the Index.